

October 26, 2021

Kevin Krumm
Chief Financial Officer
APi Group Corp
1100 Old Highway 8 NW
New Brighton, MN 55112

      Re: APi Group Corp
          Form 10-K for the year ended December 31, 2020
          Filed on March 24, 2021
          Form 8-K filed on August 11, 2021
          File No. 001-39275

Dear Mr. Krumm:

     We have reviewed your October 4, 2021 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

Form 8-K filed on August 11, 2021

General

1.   We have considered your response to prior comment 3 and continue to believe your "Depreciation remeasurement" adjustment results in presenting non-GAAP measures that substitute individually tailored recognition and measurement methods given that it adjusts for partial depreciation expense. Please revise your non-GAAP measures to remove this adjustment in future filings. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

     You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon

Menjivar at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction